UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No.            )*

hi/fn, inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

428358105

(CUSIP Number)

Thomas R. Melendrez

General Counsel, Secretary and

Executive Vice President of Business Development

Exar Corporation

48720 Kato Road

Fremont, CA 94538

(510) 668-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Warren T. Lazarow, Esq. Stephen B. Sonne, Esq. O’Melveny & Myers LLP 2765 Sand Hill Road Menlo Park, California 94025 (650) 473-2600	Paul S. Scrivano, Esq. O’Melveny & Myers LLP Times Square Tower 7 Times Square New York, New York 10036 (212) 326-2000

February 23, 2009

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 428358105

1.	Names of reporting persons Exar Corporation
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO (see Item 3)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or place of organization State of Delaware

Number Of shares beneficially owned by each reporting person with:	7. Sole voting power 0
8. Shared voting power 1,764,000 shares of Common Stock (see Item 3, 4, 5) (1)
9. Sole dispositive power 0
10. Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 1,764,000 shares of Common Stock (see Item 3, 4, 5) (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
13.	Percent of class represented by amount in Row (11) 11.24% (see Items 3, 4 and 5) (2)
14.	Type of Reporting Person (See Instructions) CO

(1) Comprised of 817,883 shares of Company Common Stock and Company stock options to purchase 946,117 shares of Company Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1) under the Act.

(2) Based on 15,688,954 shares of Company Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1) under the Act.

Page 1 of 10 Pages

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Exar that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Page 2 of 10 Pages

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.001 par value per share (“Common Stock”), of hi/fn, inc., a Delaware corporation (the “Company”).

The principal executive offices of the Company are located at 750 University Avenue, Los Gatos, California 95032 and its telephone number is (408) 399-3500.

Item 2.	Identity and Background.

(a) This Statement is being filed by Exar Corporation, a Delaware corporation (“Exar”).

(b) The address of the principal executive offices of Exar is 48720 Kato Road, Fremont, California 94538.

(c) Exar is principally engaged in the business of designing, developing, marketing and selling connectivity and power management products to the consumer, communications and industrial markets.

(d) During the last five years, neither Exar, nor to the knowledge of Exar, any person named in Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Exar, nor to the knowledge of Exar, any person named in Schedule A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) To the knowledge of Exar, except as set forth on Schedule A attached hereto, each of the persons named in Schedule A attached hereto is a citizen of the United States.

Set forth on Schedule A is the name, business address, and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted (other than Exar, information for which is provided above), of Exar’s directors and executive officers as of the date hereof.

Item 3.	Source and Amount of Funds or Other Consideration.

On February 23, 2009, Exar, Hybrid Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Exar (“Merger Sub”) and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, and subject to the conditions set forth therein, Merger Sub will commence an offer (the “Offer”) to exchange either (i) $1.60, net to the seller in cash, without interest and 0.3529 shares of Exar common stock, par value $0.0001 per share (the “Mixed Consideration”), or (ii) $4.00, net to the seller in cash, without interest (the “All-Cash Consideration”), for each issued and outstanding share of Common Stock. The Offer will be followed by a merger (the “Merger”) in which Exar will acquire, for the Mixed Consideration, the remaining shares of Common Stock not previously acquired in the Offer. At the effective time of the Merger, Merger Sub will be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of Exar.

As an inducement for Exar and Merger Sub to enter into the Merger Agreement and in consideration thereof, Exar and directors and executive officers of the Company entered into the Tender and Voting Agreement, dated February 23, 2009 (the “Tender and Voting Agreement”). Neither Exar nor Merger Sub has paid additional consideration to the Stockholders in connection with the execution and delivery of the Tender and Voting Agreement. See Item 4 of this Statement, below, which information in Item 4 is incorporated herein by reference.

Exar estimates that the total amount of funds required to purchase all of the outstanding shares of Common Stock pursuant to the Offer and to complete the Merger, assuming all Company stockholders elect the All-Cash Consideration in the Offer and all shares issuable in connection with the exercise of stock options or the distribution of shares pursuant to restricted stock unit awards tender into the Offer, will be approximately $72,676,876 in cash, with the other consideration to be provided in the form of Exar common stock issued in the Offer and the Merger. The Offer and the Merger are not conditioned on any financing arrangements or contingencies. Exar has available the necessary funds from cash on hand and working capital to complete the Offer and the Merger and to pay related fees and expenses, and will cause Merger Sub to have sufficient funds available to complete the Offer and the Merger and to pay related fees and expenses.

Item 4.	Purpose of Transaction.

(a) - (b) On February 23, 2009, Exar, Hybrid Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Exar (“Merger Sub”) and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, and subject to the conditions set forth therein, Merger Sub will commence an offer (the “Offer”) to exchange either (i) $1.60, net to the seller in cash, without interest, and 0.3529 shares of Exar common stock, par value $0.0001 per share (the “Mixed Consideration”), or (ii) $4.00, net to the seller in cash, without interest (the “All-Cash Consideration”), for each issued and outstanding share of Common Stock. The Offer

Page 3 of 10 Pages

is conditional upon at least a majority of the outstanding shares of Common Stock, on a fully diluted basis (excluding any options that could not be exercised before the termination date of the Merger Agreement), having been tendered into the Offer and not properly withdrawn, and certain other offer conditions set forth in Exhibit A to the Merger Agreement. The Offer will be followed by a merger (the “Merger”) in which Exar will acquire, for the Mixed Consideration, the remaining shares of Common Stock not previously acquired in the Offer. At the effective time of the Merger, Merger Sub will be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of Exar. The Merger Agreement grants Merger Sub an irrevocable option, exercisable after the purchase of shares of Common Stock in the Offer subject to certain conditions and limitations, to purchase up to a number of shares of Common Stock from the Company at a price per share equal to the All-Cash Consideration, that, when added to the shares directly or indirectly owned by Exar or Merger Sub, would equal one share more than 90% of the outstanding shares of Common Stock on a fully diluted basis immediately after the issuance of such shares.

As an inducement for Exar and Merger Sub to enter into the Merger Agreement and in consideration thereof, each director and executive officer of the Company who is a party to the Tender and Voting Agreement (each a “Stockholder” and, collectively, the “Stockholders”), dated February 23, 2009 (the “Tender and Voting Agreement”), by and between the Stockholders and Exar has, among other things, agreed to:

(i)

unless the Company terminates the Merger Agreement in accordance with its terms, promptly tender into (or cause to be tendered into), and not withdraw from (or cause to be withdrawn from), the Offer all of the shares of Common Stock held by such Stockholder not later than the 10th business day after the commencement of the Offer,

(ii)	until the earlier of the effective time of the Merger and the termination of the Merger Agreement, vote (or cause to be voted) all shares of Common Stock held by such Stockholder at any meeting of stockholders of the Company or in any action by written consent:

1)	in favor of the approval and adoption of the Merger Agreement, and

2)	against any Company Takeover Proposal (as defined in the Merger Agreement); any merger, consolidation, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of the Company; any amendment of the Company’s charter or bylaws; or other proposal or transaction which would in any manner impede, frustrate, prevent or nullify any provision of the Merger Agreement,

(iii)	until the earlier of the effective time of the Merger and the termination of the Merger Agreement, grant an irrevocable proxy to Exar to vote all shares of Common Stock held by such Stockholder at any meeting of stockholders of the Company or in any action by written consent as described under clause (ii) above, and

(iv)	waive any appraisal rights under Delaware law, that would arise from the Merger, in respect of their shares of Common Stock.

The foregoing is also applicable to any Common Stock acquired by any Stockholder after February 23, 2009 (a “Subsequent Acquisition”). Any shares of Common Stock acquired pursuant to a Subsequent Acquisition, together with the 1,764,000 shares of Common Stock collectively held by all Stockholders on the date hereof (including shares of Company Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1) under the Act) shall hereinafter be referred to as “Shares.”

Pursuant to the Tender and Voting Agreement, each Stockholder has agreed to certain restrictions on, among other things, the sale or transfer of the Shares. Such restrictions on transfer become null and void in the event of termination of the Merger Agreement pursuant to its terms.

Neither Exar nor Merger Sub has paid additional consideration to the Stockholders in connection with the execution and delivery of the Tender and Voting Agreement.

Page 4 of 10 Pages

Unless otherwise provided, the obligations of the Stockholders under the Tender and Voting Agreement shall terminate upon the earlier of the effective time of the Merger or the termination of the Merger Agreement.

(c) Not applicable.

(d) Upon the acceptance for exchange of shares of Common Stock pursuant to the Offer, Merger Sub will be entitled to designate a number of directors of the Company, rounded up to the next whole number, that equals the product of the total number of directors of the Company’s board of directors multiplied by the percentage that the aggregate number of shares of Common Stock beneficially owned by Exar and/or Merger Sub (including shares of Common Stock accepted for exchange) bears to the total number of shares of Common Stock then outstanding. Until the Merger has become effective, the Company’s board of directors will include at least three members who were directors of the Company prior to the consummation of the Offer. Upon consummation of the Merger, the directors of Merger Sub shall become the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. At the effective time of the Merger, the initial officers of Merger Sub immediately prior to the effective time of the Merger shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

(e) The Merger Agreement prohibits the Company from issuing securities or changing its capitalization without prior written consent of Exar, except under limited circumstances set forth therein. The Merger Agreement further prohibits the Company from declaring, accruing, setting a side or paying any dividend or making any other distribution in respect of any share capital, or repurchasing, redeeming or otherwise reacquiring any share capital or other securities of the Company without Exar’s prior written consent except under limited circumstances set forth therein. Upon consummation of the Merger, the Company will become a wholly-owned subsidiary of Exar, and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(f) Upon consummation of the Merger, the Company will become a wholly-owned subsidiary of Exar. After completion of the Offer and the Merger, Exar expects to work with the Company’s management to evaluate and review the Company and its business, assets, corporate structure, operations, properties and strategic alternatives, and to integrate the Company into Exar’s business units and market units. As a result of this review and integration, it is possible that Exar could implement changes to the Company’s business or capitalization that could involve consolidating and streamlining certain operations and reorganizing or disposing of other businesses and operations, including the winding up of the Company’s separate existence and integration of the Company’s business and operations into Exar. In addition, in connection with integrating the Company’s and Exar’s corporate structure, Exar may determine to reorganize, merge or consolidate the Company with one or more domestic or foreign subsidiaries of Exar. Exar reserves the right to change its plans and intentions at any time, as deemed appropriate.

(g) The Merger Agreement contains provisions that limit the ability of the Company to engage in a transaction that would entail a change of control of the Company during the pendency of the Merger Agreement. Following consummation of the Offer, Merger Sub will own no less than a majority of the Company’s issued and outstanding capital stock and will therefore be able to block any acquisition of control of the Company by any other person. Upon the Merger becoming effective, the certificate of incorporation of the Company will be amended and restated to read as the certificate of incorporation attached as Exhibit B to the Merger Agreement, and the by-laws of Merger Sub shall be the by-laws of the Surviving Corporation.

(h) Upon consummation of the Merger, the Common Stock will cease to be listed on The NASDAQ Global Market or any other quotation system or exchange.

(i) Upon consummation of the Merger, the Common Stock will be deregistered pursuant to Section 12(g)(4) of the Act.

(j) Other than as described above, Exar currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(i) of this Statement (although Exar reserves the right to develop such plans).

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References to and descriptions of the Merger Agreement and the Tender and Voting Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Tender and Voting Agreement, included as Exhibits 1 and 2, respectively, to this Statement, and incorporated by reference in this Item 4 in their entirety where such references and descriptions appear.

Item 5.	Interest in Securities of the Issuer.

(a) - (b) As a result of the Tender and Voting Agreement, Exar may be deemed to be the beneficial owner of the Shares, which represent approximately 11.24% of the outstanding Common Stock (including shares of Company Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1) under the Act). The calculation of the foregoing percentage is based upon 14,742,837 shares of Common Stock outstanding as of February 20, 2009, as represented and warranted by the Company in the Merger Agreement, and 817,883 shares of Company Common Stock and Company stock options to purchase 946,117 shares of Company Common Stock being beneficially owned by the Stockholders. Any Subsequent Acquisition would increase the number of shares of Common Stock that Exar may be deemed to beneficially own. Accordingly, unless and until a Subsequent Acquisition occurs, the percentage of outstanding shares of Common Stock which Exar may be deemed to beneficially own following a Subsequent Acquisition cannot be determined.

Exar has shared power to vote all of the Shares for the limited purposes described above. To the knowledge of Exar, no shares of Common Stock are beneficially owned by any persons referred to in Schedule A attached hereto.

(c) Exar has not effected any transaction in the Common Stock during the past 60 days. To the knowledge of Exar, there have been no transactions by any persons referred to in Schedule A attached hereto in the Common Stock during the past 60 days.

(d) To the knowledge of Exar, the Stockholders have the right to receive, or the power to direct the receipt of, dividends from the Common Stock. Other than as a result of the restrictions on transfer described under Item 4(a)-(b) above which preclude the sale or other transfer of the Shares during the term of the Tender and Voting Agreement, to the knowledge of Exar, the Stockholders have the power to direct the proceeds from the sale of the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the Merger Agreement and the Tender and Voting Agreement, to the knowledge of Exar, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons referred to in Schedule A attached hereto and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

1	Agreement and Plan of Merger, dated as of February 23, 2009, among Exar Corporation, Hybrid Acquisition Corp. and hi/fn, inc. (incorporated by reference to Exhibit 2.1 of Exar’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 27, 2009).

2	Tender and Voting Agreement, dated as of February 23, 2009, among Exar Corporation and the Stockholders signatory thereto (incorporated by reference to Exhibit 99.1 of Exar’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 27, 2009).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2009

EXAR CORPORATION

By:	/s/ Pedro (Pete) P. Rodriguez
Name: Pedro (Pete) P. Rodriguez Title: Chief Executive Officer and President

INDEX TO EXHIBITS

Exhibit Number	Document

1	Agreement and Plan of Merger, dated as of February 23, 2009, among Exar Corporation, Hybrid Acquisition Corp. and hi/fn, inc. (incorporated by reference to Exhibit 2.1 of Exar’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 27, 2009).

2	Tender and Voting Agreement, dated as of February 23, 2009, among Exar Corporation and the Stockholders signatory thereto (incorporated by reference to Exhibit 99.1 of Exar’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 27, 2009).

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF

EXAR CORPORATION

The name and present principal occupation or employment of the directors and executive officers of Exar Corporation are set forth below. Unless otherwise indicated below, the current business address of each director and executive officer is c/o Exar Corporation, 48720 Kato Road, Fremont, California 94538.

Board of Directors of Exar Corporation

Name	Present Principal Occupation or Employment	Citizenship

Pedro (Pete) P. Rodriguez	Chief Executive Officer and President of Exar Corporation	United States

Dr. Izak Bencuya	Chief Executive Officer of Deeya Energy, 48611 Warm Springs Blvd, Fremont, California, 94539	United States

Pierre G. Guilbault	Executive Vice President and Chief Financial Officer of Future Electronics Inc., 237 Hymus Boulevard, Pointe Claire, QC, H9R 5C7, Canada	Canada

Brian Hilton	Retired	United States

Richard L. Leza	Retired	United States

Gary Meyers	Vice President and General Manager, Synplicity Business Group of Synopsys, Inc., 700 East Middlefield Road, Mountain View, California 94043	United States

J. Oscar Rodriguez	Chief Executive Officer and President of Movius Interactive Corporation (formerly IPUNITY Glenayre), 11360 Lakefield Drive, Johns Creek, Georgia 30097	United States

Executive Officers of Exar Corporation

Name	Present Principal Occupation or Employment	Citizenship

Pedro (Pete) P. Rodriguez	Chief Executive Officer and President	United States

George Apostol	Chief Technology Officer	United States

J. Scott Kamsler	Senior Vice President and Chief Financial Officer	United States

Hung P. Le	Vice President of Engineering	United States

Bentley Long	Vice President of Worldwide Sales	United States

Thomas R. Melendrez	General Counsel, Secretary and Executive Vice President of Business Development	United States

Stephen W. Michael	Senior Vice President of Operations and Reliability & Quality Assurance	United States

Paul Pickering	Senior Vice President of Marketing	United States